CLIFFS NATURAL RESOURCES
1100 Superior Avenue, Suite 1500, Cleveland, Ohio 44114-2544
P 216.694.5700   F 216.694.4880   cliffsnaturalresources.com

October 21, 2008
VIA EDGAR CORRESPONDENCE
AND FACSIMILE
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Anne Nguyen Parker
                  Branch Chief

Re:	Cliffs Natural Resources Inc.
Registration Statement on Form S-4
(File No. 333-152974)

Ladies and Gentlemen:
     On behalf of Cliffs Natural Resources Inc. (formerly known as Cleveland-Cliffs Inc) (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 No. 333-152974, as amended (the “Registration Statement”), be declared effective at 2 p.m. Eastern Time on October 23, 2008, or as early as practicable thereafter. The Company respectfully requests that it be notified of such effectiveness by a telephone call to the undersigned at (216) 694-5446 or James Dougherty of Jones Day at (216) 586-7302 and that such effectiveness also be confirmed in writing. This request letter effectively supercedes the request letter furnished to The Commission earlier today.
     The Company acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Commission staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 21, 2008

     Please contact James Dougherty of Jones Day at (216) 586-7302 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Cliffs Natural Resources Inc.
By:	/s/ George W. Hawk, Jr.
George W. Hawk, Jr.
General Counsel and Secretary

Cc:	Lyle G. Ganske, Esq. / Jones Day
James P. Dougherty, Esq. / Jones Day